Securities and Exchange Commission
July 6, 2015

July 6, 2015

Mr. Tom Kluck
Legal Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: EastGroup Properties, Inc.
Form 10-K for the year ended December 31, 2014
Filed February 17, 2015
File No. 001-07094
Dear Mr. Kluck:
In connection with your review of the EastGroup Properties, Inc. (the “Company”) Form 10-K for the year ended December 31, 2014 (the “2014 Form 10-K”), we respectfully submit the following responses to the comments included in your letter dated July 1, 2015. Each of the Staff’s comments are restated in bold with our responses to the comments following immediately thereafter.
Properties, page 10

1.	Please tell us what consideration you have given to disclosing in greater detail your tenant-type concentration.
Response: We consider tenant-type concentration when preparing our disclosures. We disclose the fact that we are geographically concentrated in the Sunbelt region of the United States and we discuss the risks associated with our geographic concentration in “Item 1A. Risk Factors-Risks Associated with Our Properties-We face risks due to lack of geographic and real estate sector diversity” on page 7 of the 2014 Form 10-K. We also disclose in that risk factor that as of December 31, 2014, we owned operating properties totaling 6.2 million square feet in Houston, which represents 18.6% of the Company’s total Real estate properties on a square foot basis. We supplementally note that as of December 31, 2014 no single tenant in Houston accounted for more than 5% of that market on a square foot basis and that the Company estimates that tenants that are directly involved in the oil and gas industry represent approximately 24% of the Houston market on a square foot basis and approximately 5% of the Company’s aggregate annualized base rent. Accordingly, we have not historically included any information regarding tenant-type concentration under Item 2-Properties. In preparing disclosure in our future Exchange Act periodic reports we will continue to evaluate our portfolio with respect to tenant-type concentration and will include appropriate disclosure, if a material concentration is identified.

Securities and Exchange Commission
July 6, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

2.
We note your disclosure on page 17 comparing the same property average rental rates in 2013 to 2014. In future Exchange Act periodic reports, please disclose whether average rental rate is based on effective rent that includes free rent periods.

Response: We calculate average rental rates in accordance with GAAP. In light of the Staff’s comment we will disclose in future Exchange Act periodic reports that our average rental rates are calculated in accordance with GAAP and are based on effective rent that includes free rent periods.
Exhibits

3.
We note that you incorporate by reference your Articles of Incorporation from your proxy statement for your annual meeting held on June 5, 1997. It appears that the document has been on file with the Commission for more than five years. See Item 10(d) or Regulation S-K. In future Exchange Act filings, please file the Articles of Incorporation as an exhibit or advise.

Response: We note that Item 10(d)(2) provides an exception to the five-year rule for “[d]ocuments that the registrant specifically identifies by physical location by SEC file number reference, provided such materials have not been disposed of by the Commission pursuant to its Records Control Schedule.” We further note that the 1997 proxy statement was filed by the Company via EDGAR on April 24, 1997 under file number 1-07094 and that the retention period under the Records Control Schedule for proxy materials is 30 years. Accordingly in future Exchange Act filings we will specifically reference the SEC file number when incorporating by reference any document on file with the Commission for more than five years.
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In connection with our responses, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you need additional information, please contact me at (601) 354-3555.
Sincerely,
/s/ N. Keith McKey
N. Keith McKey
Executive Vice President, Chief Financial Officer,
Treasurer and Secretary
cc:    Michael Donlon